Executive Board

J.B.M. Streppel

Division of Corporation Finance
U.S. Securities and Exchange Commission	AEGON N.V.
Attn. Ms. S. S. Parikh
Staff Accountant	Postal address:
100-F Street, N.E.	P.O. Box 85
Washington, D.C. 20549-6010	2501 CB The Hague (The Netherlands)
United States of America
Aegon N.V. visiting address:
Bezuidenhoutseweg 273
2594 AN The Hague
Telephone +31 70 344 32 10
Fax +31 70 347 52 38

Our reference	Your reference	The Hague
	File number 001-10882	March 26, 2008

Dear Ms. Parikh,

We refer to our telephone conversations of February 26, 2008 and March 6, 2008 during which we discussed the presentation of our cash flow statement, in particular the classification of cash flows related to the purchases and sales of financial assets (excluding derivatives and financial assets at fair value through profit and loss), investments in real estate, and real estate held for own use.

This letter will serve to confirm what we have agreed with you.

1.	Classification of cash flows from purchases and sales of financial assets

You have indicated that you do not object to the classification of cash flows from purchases and sales of financial assets as cash flows from operating activities.

2.	Classification of cash flows from real estate held for own use in cash flow statement

In our financial statements we have classified cash flows from real estate held for own use as cash flows from operating activities. As discussed with you, real estate held for own use includes office buildings used by AEGON employees as well as real estate currently under development. Real estate currently under development is transferred to investment properties once completed. You indicated that you would not object to the classification of cash flows from real estate held for own use as operating cash flows, to the extent that the cash flows relate to the development of real estate. With respect to real estate held for own use related to real estate that is occupied by AEGON employees, we agreed with you to present cash flows related to this real estate as cash flows from investing activities. We confirm that we will prospectively, for the first time in our 2008 financial statements, classify cash flows from real estate held for own use as cash flows from investing activities, to the extent that they relate to real estate that is occupied by AEGON’s own employees. We will adjust comparative information accordingly.

3.	Classification of real estate held for own use in balance sheet

In our financial statements we have classified real estate held for own use either as general account investments or as investments for the account of policyholders.

We confirm that we will prospectively, for the first time in our 2008 financial statements, classify real estate held for own use held in both portfolios under ‘Other assets and receivables’ in our financial statements. We will adjust comparative information accordingly.

Furthermore we confirm that our asset / liability management is aimed to achieve appropriate matching of our policyholder liabilities by matching investments and related proceeds with the obligations towards our policyholders. Investments, whether classified as available for sale, held to maturity or at fair value through profit and loss, as well as both investment in real estate and real estate held for own use, are part of our asset / liability management processes.

We also confirm that we do not consider the book value of real estate held for own use and the cash flows relating to real estate held for own use, to the extent that they relate to real estate that is occupied by AEGON’s own employees, to be material to the financial statements as a whole.

If you have any further questions or comments about the foregoing, please do not hesitate to contact the undersigned at + 31 70 344 8284 or Ruurd van den Berg, Executive Vice President Group Finance & Information, at + 31 70 344 8306.

Very truly yours,

/s/ Joseph B.M. Streppel
Joseph B.M. Streppel
Chief Financial Officer